                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 August 14, 2002


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)

                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X| Form 40-F | |

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes | | No |X|

                                  BUNGE LIMITED

                                INDEX TO FORM 6-K

                                                                            PAGE
                                                                            ----

FINANCIAL STATEMENTS                                                           2

     Consolidated Balance Sheets at June 30, 2002 and December 31, 2001        2

     Consolidated Interim Statements of Income for the Three Months Ended
        and Six Months Ended June 30, 2002 and 2001                            3

     Consolidated Interim Statements of Cash Flows for the Six Months Ended
        June 30, 2002 and 2001                                                 4

     Notes to Consolidated Interim Financial Statements                        5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS                                                 17

    Disclosure Regarding Forward-Looking Information                          17

    Results of Operations                                                     17

    Liquidity and Capital Resources                                           24

    Proposed Acquisition of Cereol                                            26

    Recent Developments:
      Argentina                                                               26
      Brazil                                                                  27
      Dividends                                                               28

    Critical Accounting Policies                                              28

    Recent Accounting Pronouncements                                          28

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK                    29

OTHER INFORMATION                                                             31

SIGNATURES                                                                    32

FINANCIAL STATEMENTS

                         BUNGE LIMITED AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

             (UNITED STATES DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

                                                                                    JUNE 30,   DECEMBER 31,
                                                                                     2002         2001
                                                                                    -------      -------
                                                                                  (UNAUDITED)
                                        ASSETS
Current assets:
   Cash and cash equivalents ..................................................     $   289      $   199
   Marketable securities ......................................................          16            6
   Trade accounts receivable (less allowance of $61 and $63) ..................         767          881
   Inventories (Note 3) .......................................................       1,948        1,368
   Recoverable taxes ..........................................................          42           75
   Deferred income taxes ......................................................          73           84
   Other current assets (Note 5) ..............................................         580          671
                                                                                    -------      -------
Total current assets ..........................................................       3,715        3,284
                                                                                    -------      -------
Property, plant and equipment, net ............................................       1,439        1,669
Goodwill ......................................................................         220          163
Deferred income taxes .........................................................         109          100
Other non-current assets ......................................................         191          227
                                                                                    -------      -------
TOTAL ASSETS ..................................................................     $ 5,674      $ 5,443
                                                                                    =======      =======

                         LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Short-term debt ............................................................     $   904      $   803
   Current portion of long-term debt ..........................................         155          180
   Trade accounts payable .....................................................         975          775
   Other current liabilities (Note 6) .........................................         663          588
                                                                                    -------      -------
Total current liabilities .....................................................       2,697        2,346
                                                                                    -------      -------
Long-term debt ................................................................         761          830
Deferred income taxes .........................................................          90          126
Other non-current liabilities .................................................         250          272

Commitments and contingencies (Note 9)

Minority interest in subsidiaries .............................................         440          493

Shareholders' equity:
    Common shares, par value $.01; authorized - 240,000,000 shares; issued and
      outstanding: 2002 - 99,249,899 shares, 2001 - 83,155,100 shares (Note 12)           1            1
   Additional paid-in capital .................................................       1,998        1,706
   Receivable from former shareholder (Note 8) ................................         (76)         (76)
   Retained earnings ..........................................................         490          435
   Accumulated other comprehensive loss .......................................        (977)        (690)
                                                                                    -------      -------
Total shareholders' equity ....................................................       1,436        1,376
                                                                                    -------      -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ....................................     $ 5,674      $ 5,443
                                                                                    =======      =======

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                    CONSOLIDATED INTERIM STATEMENTS OF INCOME

           (UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                       THREE MONTHS ENDED         SIX MONTHS ENDED
                                                                            JUNE 30,                  JUNE 30,
                                                                      --------------------      --------------------
                                                                       2002         2001         2002         2001
                                                                      -------      -------      -------      -------
                                                                           (UNAUDITED)               (UNAUDITED)
Net sales .......................................................     $ 3,103      $ 2,689      $ 5,787      $ 5,161
Cost of goods sold ..............................................       2,783        2,479        5,283        4,795
                                                                      -------      -------      -------      -------

GROSS PROFIT ....................................................         320          210          504          366
Selling, general and administrative expenses ....................         123          112          239          194
                                                                      -------      -------      -------      -------

INCOME FROM OPERATIONS ..........................................         197           98          265          172
Non-operating income (expense) - net (Note 10) ..................         (97)         (59)        (106)        (132)
                                                                      -------      -------      -------      -------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX AND MINORITY
   INTEREST .....................................................         100           39          159           40
Income tax expense (Note 13) ....................................         (36)          (4)         (39)          (4)
                                                                      -------      -------      -------      -------

INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST ......          64           35          120           36
Minority interest ...............................................         (14)         (12)         (34)         (17)
                                                                      -------      -------      -------      -------

INCOME FROM CONTINUING OPERATIONS ...............................          50           23           86           19
Discontinued operations, net of tax benefit of $0 (Note 7) ......          --           --           --            3
                                                                      -------      -------      -------      -------

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
   PRINCIPLE ....................................................          50           23           86           22
Cumulative effect of a change in accounting principle, net of tax
   of $1 (2002) and $4 (2001) (Note 2) ..........................          --           --          (14)           7
                                                                      -------      -------      -------      -------

NET INCOME ......................................................     $    50      $    23      $    72      $    29
                                                                      =======      =======      =======      =======

EARNINGS PER COMMON SHARE - BASIC (NOTE 14):
Income from continuing operations ...............................     $   .50      $   .36      $   .93      $   .30
Discontinued operations .........................................          --           --           --          .04
Cumulative effect of a change in accounting principle ...........          --           --         (.15)         .11
                                                                      -------      -------      -------      -------

Net income per share ............................................     $   .50      $   .36      $   .78      $   .45
                                                                      =======      =======      =======      =======

EARNINGS PER COMMON SHARE - DILUTED (NOTE 14):
Income from continuing operations ...............................     $   .50      $   .36      $   .92      $   .30
Discontinued operations .........................................          --           --           --          .04
Cumulative effect of a change in accounting principle ...........          --           --         (.15)         .11
                                                                      -------      -------      -------      -------

Net income per share ............................................     $   .50      $   .36      $   .77      $   .45
                                                                      =======      =======      =======      =======

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

                  CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

                       (UNITED STATES DOLLARS IN MILLIONS)

                                                                               SIX MONTHS ENDED
                                                                                   JUNE 30,
                                                                               ----------------
                                                                               2002       2001
                                                                               -----      -----
                                                                                  (UNAUDITED)
OPERATING ACTIVITIES
Net income ...............................................................     $  72      $  29
Adjustments to reconcile net income to cash used for operating activities:
     Unrealized foreign exchange loss (gain) .............................        73         (1)
     Bad debt expense ....................................................        12         13
     Provision for recoverable taxes .....................................        28         --
     Depreciation, depletion and amortization ............................        80         78
     Cumulative effect of a change in accounting principle ...............        14         --
     Deferred income taxes ...............................................         2        (17)
     Minority interest ...................................................        34         17
     Other  - net ........................................................        (7)        (6)
     Changes in operating assets and liabilities, excluding the effects of acquisitions:
        Marketable securities ............................................        (9)        11
        Trade accounts receivable ........................................        17         59
        Inventories ......................................................      (671)      (586)
        Recoverable taxes ................................................       (56)        21
        Trade accounts payable ...........................................       337         24
        Other - net ......................................................        49        111
                                                                               -----      -----
           Cash used for operating activities ............................       (25)      (247)

INVESTING ACTIVITIES
Payments made for capital expenditures ...................................       (75)      (105)
Business acquisitions, net of cash acquired ..............................       (99)        (4)
Purchase of marketable securities ........................................        --        (62)
Proceeds from disposal of property, plant and equipment ..................         5          6
Proceeds from sale of investments ........................................        12         --
Proceeds from sale of discontinued operations ............................        --         58
                                                                               -----      -----
           Cash used for investing activities ............................      (157)      (107)

FINANCING ACTIVITIES
Net change in short-term debt ............................................        85        290
Proceeds from long-term debt .............................................       195         36
Repayment of long-term debt ..............................................      (243)      (106)
Proceeds from sale of common shares ......................................       292         --
Dividends paid to shareholders ...........................................       (17)        --
Dividends paid to minority interest ......................................       (14)       (16)
Proceeds from receivable from former shareholder .........................        --         18
                                                                               -----      -----
           Cash provided by financing activities .........................       298        222
Effect of exchange rate changes on cash and cash equivalents .............       (26)       (60)
                                                                               -----      -----

Net increase (decrease) in cash and cash equivalents .....................        90       (192)
Cash and cash equivalents, beginning of period ...........................       199        423
                                                                               -----      -----
Cash and cash equivalents, end of period .................................     $ 289      $ 231
                                                                               =====      =====

The accompanying notes are an integral part of these consolidated interim financial statements.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


1.   BASIS OF PRESENTATION

           The accompanying unaudited consolidated interim financial statements of Bunge Limited and subsidiaries (Bunge) have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial information and with reference to the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included. The consolidated balance sheet at December 31, 2001 has been derived from Bunge's audited financial statements at that date. Operating results for the three and six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the year ending December 31, 2002. The financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2001, 2000, and 1999, included in Bunge's 2001 Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   NEW ACCOUNTING STANDARDS

           In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. This statement addresses financial accounting and reporting for costs associated with the exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Bunge is in the process of assessing whether the adoption of SFAS No. 146 will have an impact on its financial position, results of operations or cash flows.

           In April 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. This statement clarifies guidance related to the reporting of gains and losses from extinguishments of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt become effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions relating to lease modification are effective for transactions occurring after May 15, 2002. Bunge does not expect that adoption of SFAS No. 145 will have a material effect on its financial position, results of operations or cash flows.

           Effective January 1, 2002, Bunge adopted FASB Statement of Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 supercedes Accounting Principle Board (APB) Opinion No. 17, INTANGIBLE ASSETS, and changes the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, and those acquired in a business combination, by eliminating prospectively the amortization of all existing and newly acquired goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment based on the fair value of the reporting unit associated with the goodwill. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. SFAS No. 142 also requires that Bunge complete a transitional goodwill impairment test within six months from the date of adoption. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001.

           In accordance with the transitional guidance and the adoption of SFAS No. 142, Bunge completed a transitional impairment test and recorded a charge of $14 million, net of tax of $1 million for the six months ended

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


2.   NEW ACCOUNTING STANDARDS (CONTINUED)

     June 30, 2002 for goodwill impairment losses, related mainly to goodwill in the bakery mixes business line of its wheat milling and bakery products segment. Bunge's other intangible assets were not affected by the adoption of SFAS No. 142. The goodwill impairment losses are recorded as a cumulative effect of a change in accounting principle in Bunge's consolidated statement of income for the six months ended June 30, 2002.

          Set forth below is Bunge's adjusted net income and earnings per share had Bunge excluded goodwill amortization for the three and six months ended June 30, 2001.

                                                   THREE MONTHS ENDED    SIX MONTHS ENDED
                                                        JUNE 30,             JUNE 30,
                                                   -----------------     -----------------
     (US$ IN MILLIONS, EXCEPT PER SHARE DATA)       2002       2001       2002       2001
     ----------------------------------------      ------     ------     ------     ------
                                                      (UNAUDITED)            (UNAUDITED)
Reported income before cumulative effect of a
    change in accounting principle ...........     $   50     $   23     $   86     $   22
Add back goodwill amortization ...............         --          2         --          4
                                                   ------     ------     ------     ------
Adjusted income before cumulative effect of a
    change in accounting principle ...........     $   50     $   25     $   86     $   26
                                                   ======     ======     ======     ======

Reported net income ..........................     $   50     $   23     $   72     $   29
Add back goodwill amortization ...............         --          2         --          4
                                                   ------     ------     ------     ------
Adjusted net income ..........................     $   50     $   25     $   72     $   33
                                                   ======     ======     ======     ======

EARNING PER COMMON SHARE - BASIC:
---------------------------------
Income before cumulative effect of a change in
    accounting principle .....................     $  .50     $  .36     $  .93     $  .34
Add back goodwill amortization ...............         --        .03         --        .06
                                                   ------     ------     ------     ------
Adjusted income before cumulative effect of a
    change in accounting principle ...........     $  .50     $  .39     $  .93     $  .40
                                                   ======     ======     ======     ======

Reported net income ..........................        .50     $  .36     $  .78     $  .45
Add back goodwill amortization ...............         --        .03         --        .06
                                                   ------     ------     ------     ------
Adjusted net income ..........................     $  .50     $  .39     $  .78     $  .51
                                                   ======     ======     ======     ======

EARNING PER COMMON SHARE - DILUTED:
-----------------------------------
Income before cumulative effect of a change in
    accounting principle .....................     $  .50     $  .36     $  .92     $  .34
Add back goodwill amortization ...............         --        .03         --        .06
                                                   ------     ------     ------     ------
Adjusted income before cumulative effect of a
    change in accounting principle ...........     $  .50     $  .39     $  .92     $  .40
                                                   ======     ======     ======     ======

Reported net income ..........................     $  .50     $  .36     $  .77     $  .45
Add back goodwill amortization ...............         --        .03         --        .06
                                                   ------     ------     ------     ------
Adjusted net income ..........................     $  .50     $  .39     $  .77     $  .51
                                                   ======     ======     ======     ======

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


2.   NEW ACCOUNTING STANDARDS (CONTINUED)

           In August 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS effective January 1, 2003 and SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. Bunge is currently assessing the impact of adopting SFAS No. 143. SFAS No. 144 did not affect Bunge's consolidated financial statements upon its adoption on January 1, 2002.

3.   INVENTORIES

           Inventories consist of the following:

                                                                 JUNE 30,  DECEMBER 31,
(US$ IN MILLIONS)                                                  2002       2001
-----------------                                                 ------     ------
                                                                (UNAUDITED)
Agribusiness - Readily marketable inventories at market value     $1,423     $  764
Fertilizer ..................................................        316        318
Edible oils .................................................         54         58
Wheat milling and bakery ....................................         43         49
Other .......................................................        112        179
                                                                  ------     ------
Total .......................................................     $1,948     $1,368
                                                                  ======     ======

           READILY MARKETABLE INVENTORIES AT MARKET VALUE - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.

4.   ACQUISITIONS

           ARGENTINE ACQUISITION - In March 2002, Bunge completed its acquisition of La Plata Cereal S.A., an Argentine agribusiness company. The purchase price was $45 million in cash and assumed debt. This acquisition is being accounted for using the purchase method under SFAS No. 141, BUSINESS COMBINATIONS. In accordance with SFAS No. 142 (see Note 2 of Notes to Consolidated Interim Financial Statements), any goodwill that Bunge may recognize as a result of this acquisition, when allocation of the purchase price is finalized, will not be amortized.

           BRAZILIAN RESTRUCTURING - In February 2002, Bunge restructured its major Brazilian subsidiaries. The restructuring involved the exchange of all of the shares of Bunge Fertilizantes S.A., Bunge's fertilizer operations, and Bunge Alimentos S.A., Bunge's agribusiness and food products operations, for shares of Serrana S.A., which was renamed Bunge Brasil S.A. Pursuant to Brazilian securities laws, the three restructured subsidiaries offered withdrawal rights to their shareholders. These withdrawal rights required Bunge's subsidiaries to buy back and cancel shares from minority shareholders. Bunge has accounted for the restructuring as an acquisition of minority interest. The fair value of the consideration given, including the cash paid on the exercise of the withdrawal rights

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


4.   ACQUISITIONS (CONTINUED)

     of $105 million, was $275 million. As a result of the restructuring, Bunge increased its indirect interest in Bunge Alimentos and Bunge Fertilizantes to 83%. An estimate of the allocation of the excess of the fair value over the historical book value was prepared and $108 million has been allocated to goodwill (see Note 2 of Notes to Consolidated Interim Financial Statements). As of June 30, 2002, Bunge had not finalized this allocation.

           The following unaudited pro forma summary financial information sets forth Bunge's results of operations as if the restructuring had been consummated as of January 1, 2001, after making certain adjustments such as depreciation on assets acquired.

                                                THREE MONTHS ENDED        SIX MONTHS ENDED
                                                     JUNE 30,                 JUNE 30,
                                                -------------------     --------------------
      (US$ IN MILLIONS, EXCEPT PER SHARE DATA)   2002        2001        2002         2001
      ----------------------------------------  -------     -------     -------      -------
                                                    (UNAUDITED)               (UNAUDITED)
Net Sales .................................     $ 3,103     $ 2,689     $ 5,787      $ 5,161
                                                =======     =======     =======      =======
Income before cumulative effect of a change
  in accounting principle .................     $    50     $    28     $    87      $    26
Cumulative effect of a change in accounting
  principle, net of tax ...................          --          --         (14)           8
                                                --------    -------     -------      -------
Net income ................................     $    50     $    28     $    73      $    34
                                                =======     =======     =======      =======

Income before cumulative effect of a change
  in accounting principle per share .......     $   .50     $   .43     $   .94      $   .40
Cumulative effect of a change in accounting
  principle, net of tax ...................          --          --        (.15)         .12
                                                -------     -------     -------      -------
Net income per share ......................     $   .50     $   .43     $   .79      $   .52
                                                =======     =======     =======      =======

5.   OTHER CURRENT ASSETS

     Other current assets consist of the following:

                                                      JUNE 30,   DECEMBER 31,
(US$ IN MILLIONS)                                       2002         2001
-----------------                                       ----         ----
                                                     (UNAUDITED)
Prepaid commodity purchase contracts ..............     $ 50         $139
Secured advances to suppliers .....................      168          164
Unrealized gain on derivative contracts ...........      116           96
Other .............................................      246          272
                                                        ----         ----
Total .............................................     $580         $671
                                                        ====         ====

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


6.   OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following:

                                                      JUNE 30,   DECEMBER 31,
(US$ IN MILLIONS)                                       2002         2001
-----------------                                       ----         ----
                                                    (UNAUDITED)
Accrued liabilities ..............................      $260         $301
Advances on sales ................................       164          115
Unrealized loss on derivative contracts ..........       142          102
Other ............................................        97           70
                                                        ----         ----
Total ............................................      $663         $588
                                                        ====         ====

7.   DISCONTINUED OPERATIONS

          In March 2001, Bunge sold its Brazilian baked goods division, Plus Vita S.A., to a third party. The net proceeds from the sale were $58 million, net of expenses. The divestiture resulted in a gain to Bunge of $3 million.

          The following table summarizes the financial information related to the discontinued operations of the baked goods division:

                                      THREE MONTHS ENDED       SIX MONTHS ENDED
                                           JUNE 30,                 JUNE 30,
                                       -----------------       -----------------
(US$ IN MILLIONS)                      2002        2001        2002        2001
-----------------                      -----       -----       -----       -----
                                          (UNAUDITED)             (UNAUDITED)
Net sales ......................       $  --       $  --       $  --       $  11
Net loss .......................       $  --       $  --       $  --       $  --

8.   RELATED PARTY TRANSACTIONS

          At June 30, 2002 and December 31, 2001, shareholders' equity includes a $76 million long-term note receivable from Mutual Investment Limited (formerly Bunge International Limited), Bunge's former sole shareholder, relating to a capital contribution made in 2000. Bunge recorded interest income on this related party receivable of $1 million for both the three months ended June 30, 2002 and 2001 and $2 million for both the six months ended June 30, 2002 and 2001.

          Bunge sells soybean meal and fertilizer products to Seara Alimentos S.A., a subsidiary of Mutual Investment Limited, which is engaged in the business of meat and poultry production. These sales were $1 million and $2 million for the three months ended June 30, 2002 and 2001, respectively, and $2 million and $8 million for the six months ended June 30, 2002 and 2001, respectively.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


9.   COMMITMENTS AND CONTINGENCIES

          Bunge is party to a number of claims and lawsuits, primarily tax and labor claims, arising out of the normal course of business. After taking into account liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Bunge's financial condition, results of operations or liquidity. Included in other non-current liabilities as of June 30, 2002 and December 31, 2001 are the following accrued liabilities:

                                                        JUNE 30,    DECEMBER 31,
(US$ IN MILLIONS)                                        2002          2001
-----------------                                        ----          ----
                                                      (UNAUDITED)
Tax claims ...............................               $ 97          $113
Labor claims .............................                 54            76
Civil and other ..........................                 34            26
                                                         ----          ----
Total ....................................               $185          $215
                                                         ====          ====

          TAX CLAIMS - The tax claims relate principally to claims against Bunge's Brazilian subsidiaries, including income tax claims, value added tax claims (ICMS and IPI) and sales tax claims (PIS and COFINS). The determination of the manner in which various Brazilian federal, state and municipal taxes apply to Bunge's operations is subject to varying interpretations arising from the complex nature of Brazilian tax law as well as changes in tax laws introduced by the PLANO REAL in 1994 and the 1988 Brazilian constitution.

          LABOR CLAIMS - The labor claims relate principally to labor claims against Bunge's Brazilian subsidiaries. Court rulings under Brazilian laws have historically been in favor of the employee-plaintiff. The labor claims primarily relate to dismissals, severance, health and safety, salary adjustments and supplementary retirement benefits.

          CIVIL AND OTHER - The civil and other claims relate to various disputes with suppliers and customers.

          Bunge has provided guarantees for the payment of long-term loans by two of its joint ventures in Argentina. These guarantees totaled $26 million as of June 30, 2002 and $30 million as of December 31, 2001.


10.  NON-OPERATING INCOME (EXPENSE) - NET

          Non-operating income (expense) - net consists of income and (expense) items as follows:

                                             THREE MONTHS ENDED    SIX MONTHS ENDED
                                                  JUNE 30,             JUNE 30,
                                               --------------      ----------------
(US$ IN MILLIONS)                              2002      2001      2002       2001
-----------------                              ----      ----      -----      -----
                                                 (UNAUDITED)          (UNAUDITED)
Interest income ..........................     $ 19      $ 31      $  52      $  72
Interest expense .........................      (32)      (54)       (70)      (116)
Interest expense on debt financing readily
  marketable inventories .................       (8)      (10)       (12)       (21)
Foreign exchange .........................      (79)      (28)       (84)       (71)
Other income .............................        3         2          8          4
                                               ----      ----      -----      -----
Total non-operating income (expense) - net     $(97)     $(59)     $(106)     $(132)
                                               ====      ====      =====      =====

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


10.  NON-OPERATING INCOME (EXPENSE) - NET (CONTINUED)

          INTEREST EXPENSE ON DEBT FINANCING READILY MARKETABLE INVENTORIES - Readily marketable inventories are agricultural commodities inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Bunge attributes interest expense to these inventories based on the average interest rates on the debt used to finance these inventories.


11.  COMPREHENSIVE INCOME (LOSS)

          The following table summarizes the components of comprehensive income
     (loss):

                                                        THREE MONTHS ENDED    SIX MONTHS ENDED
                                                             JUNE 30,             JUNE 30,
                                                         ---------------      ----------------
(US$ IN MILLIONS)                                        2002       2001      2002       2001
-----------------                                        -----      ----      -----      -----
                                                           (UNAUDITED)           (UNAUDITED)
Net income .........................................     $  50      $ 23      $  72      $  29
Other comprehensive income (loss):
  Foreign exchange translation adjustment ..........      (212)      (55)      (283)      (139)
  Cumulative effect of a change in accounting
    principle, net of tax of $4 ....................        --        --         --         (3)
  Unrealized gains (losses) on commodity futures
    designated as cash flow hedges, net of tax of $1
    (2002), $1 (2001) ..............................        (2)       (1)        (2)         1
  Reclassification of unrealized (gains) losses to
    net income, net of tax of $1 (2002), $0 (2001)         (1)        1         (2)         1
                                                         -----      ----      -----      -----
Total comprehensive loss ...........................     $(165)     $(32)     $(215)     $(111)
                                                         =====      ====      =====      =====

          In anticipation of incurring additional debt, on June 25, 2002 Bunge entered into a treasury rate lock contract with a notional value of $200 million at a 10-year forward treasury yield of 4.99%, which matures on August 30, 2002, to hedge some of the interest rate variability to changes in the U.S. Treasury rate. Bunge accounted for this derivative contract as a cash flow hedge. When this derivative contract is settled, any gain or loss associated with it included in comprehensive income (loss) will be reclassified to earnings over the term of the debt incurred.

12.  SHAREHOLDERS' EQUITY

          In March 2002, Bunge sold 16,093,633 common shares, or approximately 16% of its outstanding common shares, in a public offering and upon the exercise of the underwriters' over-allotment option. Proceeds from this offering and the exercise of the over-allotment option (less underwriting discounts, commissions and expenses) were $292 million. The net proceeds were used to buy back shares held by minority shareholders in connection with Bunge's corporate restructuring of its Brazilian subsidiaries (see
     Note 4 of Notes to the Consolidated Interim Financial Statements) with the remainder used to reduce indebtedness under Bunge's commercial paper program.

          On August 7, 2001, Bunge sold 17,600,000 of its common shares, par value $.01, at an offering price of $16 per share in an initial public offering. On September 6, 2001, Bunge sold 1,175,100 of its common shares, par value $.01, at an offering price of $16 per share upon the exercise of the underwriters' over-allotment option.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


12.  SHAREHOLDERS' EQUITY (CONTINUED)

          Proceeds from the initial public offering and the exercise of the over-allotment option (less underwriting discounts, commissions and expenses) were $278 million. The net proceeds of the initial public offering and the exercise of the over-allotment option were used to reduce indebtedness under Bunge's commercial paper program.

          On August 6, 2001, Mutual Investment Limited affected a series of transactions that resulted in the pro rata distribution of the common shares of Bunge to the shareholders of Mutual Investment Limited. Prior to August 6, 2001, all of the common shares of Bunge were owned by Mutual Investment Limited, a privately held company incorporated in Bermuda.

          Between July 5, 2001 and July 12, 2001, Bunge's Board of Directors approved: (i) the exchange with Mutual Investment Limited of 12,000 common shares, par value $1.00 per share, of Bunge Limited, for 1.2 million common shares, par value $.01 per share, of Bunge Limited, (ii) the declaration and payment of a 52.65-for-1 share dividend, (iii) an increase in Bunge's authorized share capital to 240 million common shares, par value $.01 per share, (iv) the authorization of 9,760,000 of undesignated preference shares and (v) the authorization of 240,000 of Series A Preference Shares. The common share data presented herein for 2001 was restated to reflect the effects of the share exchange and share dividend described above.


13.  INCOME TAXES

          During the six months ended June 30, 2002, Bunge recorded a $12 million tax benefit and $6 million in interest income relating to the refund of prior years' U.S. foreign sales corporation benefits resulting from the completion of a tax examination for the years up to and including 1998. Also during this time, Bunge decreased its deferred tax valuation allowance by $6 million as certain net operating loss carry-forwards generated at one of its European subsidiaries were more likely than not to be realized.


14.  EARNINGS PER SHARE

          Basic earnings per share is computed by dividing net income by the weighted average number of common shares, excluding any dilutive effects of stock options and performance-based restricted stock awards during the reporting period. Diluted earnings per share are computed similar to basic earnings per share, except that the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of stock options and performance-based restricted stock awards, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. The following table sets forth the computation of basic and diluted earnings per share for the three and six months ended June 30, 2002 and 2001.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


14.  EARNINGS PER SHARE (CONTINUED)

                                                               THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                    JUNE 30,                       JUNE 30,
                                                          ---------------------------     ---------------------------
(US$ IN MILLIONS, EXCEPT FOR SHARE DATA)                      2002           2001            2002            2001
----------------------------------------                  ------------     ----------     -----------     -----------
                                                                  (UNAUDITED)                     (UNAUDITED)
Income from continuing operations - basic and
diluted .............................................     $         50     $       23     $        86     $        19
                                                          ============     ==========     ===========     ===========

Weighted average number of common shares outstanding:
    Basic ...........................................       99,249,886     64,380,000      92,452,815      64,380,000
    Effect of dilutive shares .......................          826,750             --         816,625              --
                                                          ------------     ----------     -----------     -----------
    Diluted .........................................      100,076,636     64,380,000      93,269,440      64,380,000
                                                          ============     ==========     ===========     ===========

Income from continuing operations per share:
    Basic ...........................................     $        .50     $      .36     $       .93     $       .30
                                                          ============     ==========     ===========     ===========
    Diluted .........................................     $        .50     $      .36     $       .92     $       .30
                                                          ============     ==========     ===========     ===========

15.  ARGENTINA

          The functional currency of Bunge's Argentine subsidiaries is the PESO. In January 2002, the Argentine government abandoned the fixed PESO-dollar exchange rate and created a dual exchange rate system. This system was in place until February 3, 2002, when the Argentine government abandoned the dual exchange rate system and imposed additional foreign currency limitations. Between February 11, 2002, when the Argentine markets reopened, and June 30, 2002, the exchange rate fluctuated between 1.92 and
     3.84 PESOS to the U.S. dollar. Bunge's Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in other comprehensive loss for the three months ended and the six months ended June 30, 2002, is a foreign exchange translation loss of $22 million and $82 million, respectively, representing the loss from the translation of Bunge's Argentine assets and liabilities.

          In accordance with SFAS No. 52, FOREIGN CURRENCY TRANSLATION, a highly inflationary economy is one whose cumulative inflation over a three-year period is 100% or more. Based on recent inflationary trends, it is possible Argentina's three year cumulative inflation rate could exceed 100% by the end of 2002. Upon classification as a highly inflationary economy, the functional currency of Bunge's Argentine subsidiaries will change to the U.S. dollar from the PESO, as required by SFAS No. 52. The impact of this change would be reflected in Bunge's financial statements on a prospective basis only, and such impact cannot be determined at this time.

          On March 4, 2002, the Argentine government announced the imposition of export tariffs, including a 10% increase to the existing 3.5% export tariff on raw grains and a new 5% export tariff on manufactured agricultural and industrial goods, including soy meal and oil. On April 9, 2002, the Argentine government increased these tariffs an additional 10% on raw grains and an additional 15% on manufactured agricultural and industrial goods. As a result of these increases, the export tariffs are 23.5% on raw grains and 20% on manufactured agricultural and industrial goods. The current Argentine economic crisis poses significant uncertainty in the Argentine agricultural markets as to how these new tariffs will be shared between growers and exporters. Bunge has accounted for these

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


15.  ARGENTINA (CONTINUED)

     export tariffs in cost of goods sold in its consolidated interim statements of income in the three months and six months ended June 30, 2002.

          In addition, in the three months ended June 30, 2002, Bunge recorded a $19 million provision against recoverable taxes from the Argentine government. For the six months ended June 30, 2002, the provision was $28 million. Bunge did not record any deferred tax benefits on this provision.


16.  BRAZIL

          The functional currency of Bunge's Brazilian subsidiaries is the REAL. Between January 1, 2002 and June 30, 2002, the exchange rate has fluctuated between 2.32 and 2.86 REAIS to the U.S. dollar, representing 18% devaluation. Bunge's Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income (loss). Accordingly, included in other comprehensive loss for the three and six months ended June 30, 2002, is a foreign exchange translation loss of $226 million, representing the loss from the translation of Bunge's Brazilian assets and liabilities.


17.  SEGMENT INFORMATION

          Bunge has five reporting segments, which are organized based on similar economic characteristics and are similar in nature of products and services offered, the nature of production processes, the type and class of customer and distribution methods. The agribusiness segment is characterized by both inputs and outputs being agricultural commodities and thus high volume and low margin. The activities of the fertilizer segment include raw material mining, mixing fertilizer components and marketing products. The edible oil products segment involves the manufacturing and marketing of products derived from vegetable oils. The wheat milling and bakery products segment involves the manufacturing and marketing of products derived primarily from wheat. The other segment consists of the soy ingredients and corn products businesses.

          The "Unallocated" column in the following table contains the reconciliation between the totals for reportable segments and Bunge consolidated totals, which consists primarily of corporate items not allocated to the operating segments and intersegment eliminations. Transfers between the segments are generally valued at market. The revenues generated from these transfers are shown in the following table as "Intersegment revenues."

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


17.  SEGMENT INFORMATION (CONTINUED)

     OPERATING SEGMENT INFORMATION

                                                                                 WHEAT
                                                                                MILLING
                                                                                  AND
                                                                  EDIBLE OIL    BAKERY
    (US$ IN MILLIONS)                 AGRIBUSINESS   FERTILIZER    PRODUCTS     PRODUCTS      OTHER       UNALLOCATED      TOTAL
    -----------------                 ------------   ----------    --------     --------      -----       -----------      -----
                                                                               (UNAUDITED)
THREE MONTHS ENDED JUNE 30, 2002
Net sales to external customers          $2,312         $329         $246         $140         $ 76         $  --          $3,103
Intersegment revenues ..........             96           --           --           --           --           (96)             --
Gross profit ...................            209           60           23           17           11            --             320
Income from operations .........            155           33            2            7            8            (8)            197
EBITDA (1) .....................            170           47            6            9           10            (8)            234
Depreciation, depletion and
amortization ...................         $   15         $ 14         $  4         $  2         $  2         $  --          $   37

THREE MONTHS ENDED JUNE 30, 2001
Net sales to external customers          $2,021         $245         $222         $135         $ 66         $  --          $2,689
Intersegment revenues ..........            103           --           --           --           --          (103)             --
Gross profit ...................            110           47           27           15           11            --             210
Income from operations .........             63           24            2            4            4             1              98
EBITDA (1) .....................             76           40            6            8            6             2             138
Depreciation, depletion and
amortization ...................         $   13         $ 16         $  4         $  4         $  2         $   1          $   40

SIX MONTHS ENDED JUNE 30, 2002
Net sales to external customers          $4,301         $586         $478         $272         $150         $  --          $5,787
Intersegment revenues ..........            181           --           --           --           --          (181)             --
Gross profit ...................            286          114           50           33           21            --             504
Income from operations .........            186           62            8           11           13           (15)            265
EBITDA (1) .....................            215           94           17           16           18           (15)            345
Depreciation, depletion and
amortization ...................         $   29         $ 32         $  9         $  5         $  5         $  --          $   80

SIX MONTHS ENDED JUNE 30, 2001
Net sales to external customers          $3,786         $528         $439         $257         $151         $  --          $5,161
Intersegment revenues ..........            139           --           --           --           --          (139)             --
Gross profit ...................            179           85           54           28           20            --             366
Income from operations .........             98           50           11            6           10            (3)            172
EBITDA (1) .....................            122           83           20           12           15            (2)            250
Depreciation, depletion and
amortization ...................         $   24         $ 33         $  9         $  6         $  5         $   1          $   78

(1) Earnings before interest, taxes, depreciation and amortization, ("EBITDA") equals income from operations plus depreciation, depletion and amortization.

                         BUNGE LIMITED AND SUBSIDIARIES

               NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS


18.  SUBSEQUENT EVENTS

          PROPOSED ACQUISITION OF CEREOL - On July 21, 2002, Bunge entered into a stock purchase agreement to acquire a 54.69% controlling stake in Cereol S.A., a leading oilseed processor, from Edison S.p.A. Under the terms of the agreement, Bunge will purchase Edison's approximately 14 million shares of Cereol for [EURO]32 per share, or approximately [EURO]449.2 million in cash. As required by French law, Bunge intends to make an offer to purchase, at the same price per share, the 45.31% of Cereol shares that will remain publicly traded on the Euronext market after the closing of the purchase of the Edison shares. Assuming 100% of the remaining shares are purchased as part of this process, the total price paid by Bunge for Cereol's equity will be approximately [EURO]821.4 million. Bunge will also pay up to an additional [EURO]3.00 per share, or approximately [EURO]77.0 million to Edison and Cereol's public shareholders upon the resolution of pending arbitration against Cereol. As of June 30, 2002, Cereol had approximately 25.7 million shares outstanding. Bunge has also agreed to pay [EURO]14 million to Edison in exchange for a non-compete agreement. Bunge will assume Cereol's outstanding debt upon closing of the acquisition. Bunge intends to finance the proposed acquisition with available cash and borrowings under existing credit facilities.

          Bunge expects to consummate the acquisition in 2002; however, the acquisition is subject to several conditions, including the approval of antitrust authorities in the European Union and several other jurisdictions where Bunge and/or Cereol do business. On August 8, 2002, Bunge was notified by the U.S. antitrust authorities that it had received an early termination of the waiting period under the Hart-Scott-Rodino Act with respect to the proposed acquisition. If the remaining antitrust approval is not obtained within a specified time period of the signing of the stock purchase agreement, Bunge will be required to pay Edison a break-up fee of [EURO]14.8 million, which will be credited against the aggregate purchase price of Cereol if antitrust approval is subsequently obtained prior to a specified date.

          On August 7, 2002, Bunge entered into a foreign currency forward contract with a notional value of 200 million euros maturing on January 15, 2003. This contract represents an economic hedge against Bunge's commitment to acquire Cereol. The fair value of the contract and related unrealized gains and losses reflecting fair value adjustments will be recognized in the consolidated balance sheets and statements of income.

          SALE OF TRADE ACCOUNTS RECEIVABLE - On July 25, 2002 Bunge, through a subsidiary, entered into an agreement with a financial institution to sell an undivided interest in certain trade accounts receivable under which, on an ongoing basis, a maximum of $100 million can be sold from a designated pool of accounts receivable without recourse. On July 25, 2002, Bunge sold $90 million of undivided interest in certain trade accounts receivable from a designated pool under this agreement.

          DIVIDENDS - On July 29, 2002, Bunge announced that its Board of Directors had declared a regular quarterly cash dividend of $.095 per share. The dividend is payable on August 30, 2002 to shareholders of record on August 15, 2002.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This report contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions.

     Forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. As such, they involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to complete the acquisition of Cereol and to integrate Cereol's operations, estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in Brazil and Argentina; and other economic, political, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this report are made only as of its date, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

     We have changed the format of the management's discussion and analysis of financial condition and results of operations from the format presented in our 2001 annual report filed on Form 20-F for the year ended December 31, 2001 and our quarterly reports filed on Form 6-K during 2001. The results of operations section is presented by business segment and the liquidity and capital resources section is presented by sources of liquidity and capital and cash flows.

RESULTS OF OPERATIONS

     Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.

                                                       THREE MONTHS                 SIX MONTHS
                                                      ENDED JUNE 30,              ENDED JUNE 30,
                                                  ----------------------      ----------------------
                                                    2002          2001          2002          2001
                                                  --------      --------      --------      --------
                                                           (US$ IN MILLIONS, EXCEPT VOLUMES)
NET SALES:
Agribusiness ................................     $  2,312      $  2,021      $  4,301      $  3,786
Fertilizer ..................................          329           245           586           528
  Edible oil products .......................          246           222           478           439
  Wheat milling and bakery products .........          140           135           272           257
  Other (soy ingredients and corn products) .           76            66           150           151
                                                  --------      --------      --------      --------
     Food products total ....................          462           423           900           847
                                                  --------      --------      --------      --------
           Total ............................     $  3,103      $  2,689      $  5,787      $  5,161
                                                  ========      ========      ========      ========

COST OF GOODS SOLD:
Agribusiness ................................     $  2,103      $  1,911      $  4,015      $  3,607
Fertilizer ..................................          269           198           472           443
  Edible oil products .......................          223           195           428           385
  Wheat milling and bakery products .........          123           120           239           229
  Other (soy ingredients and corn products) .           65            55           129           131
                                                  --------      --------      --------      --------
     Food products total ....................          411           370           796           745
                                                  --------      --------      --------      --------
           Total ............................     $  2,783      $  2,479      $  5,283      $  4,795
                                                  ========      ========      ========      ========


                                       17

                                                       THREE MONTHS                 SIX MONTHS
                                                      ENDED JUNE 30,              ENDED JUNE 30,
                                                  ----------------------      ----------------------
                                                    2002          2001          2002          2001
                                                  --------      --------      --------      --------
GROSS PROFIT:
Agribusiness ................................     $    209      $    110      $    286      $    179
Fertilizer ..................................           60            47           114            85
  Edible oil products .......................           23            27            50            54
  Wheat milling and bakery products .........           17            15            33            28
  Other (soy ingredients and corn products) .           11            11            21            20
                                                  --------      --------      --------      --------
     Food products total ....................           51            53           104           102
                                                  --------      --------      --------      --------
           Total ............................     $    320      $    210      $    504      $    366
                                                  ========      ========      ========      ========

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Agribusiness ................................     $     54      $     47      $    100      $     81
Fertilizer ..................................           27            23            52            35
  Edible oil products .......................           21            25            42            43
  Wheat milling and bakery products .........           10            11            22            22
  Other (soy ingredients and corn products) .            3             7             8            10
                                                  --------      --------      --------      --------
     Food products total ....................           34            43            72            75
                                                  --------      --------      --------      --------
Unallocated .................................            8            (1)           15             3
                                                  --------      --------      --------      --------
           Total ............................     $    123      $    112      $    239      $    194
                                                  ========      ========      ========      ========

INCOME FROM OPERATIONS:
Agribusiness ................................     $    155      $     63      $    186      $     98
Fertilizer ..................................           33            24            62            50
  Edible oil products .......................            2             2             8            11
  Wheat milling and bakery products .........            7             4            11             6
  Other (soy ingredients and corn products) .            8             4            13            10
                                                  --------      --------      --------      --------
     Food products total ....................           17            10            32            27
                                                  --------      --------      --------      --------
Unallocated other ...........................           (8)            1           (15)           (3)
                                                  --------      --------      --------      --------
           Total ............................     $    197      $     98      $    265      $    172
                                                  ========      ========      ========      ========

NET INCOME ..................................     $     50      $     23      $     72      $     29
                                                  ========      ========      ========      ========

VOLUMES (IN THOUSANDS OF METRIC TONS):
Agribusiness ................................       19,749        14,846        31,294        25,957
Fertilizer ..................................        2,482         1,713         4,291         3,278
  Edible oil products .......................          409           397           780           765
  Wheat milling and bakery products .........          533           537         1,028         1,011
  Other (soy ingredients and corn products) .          379           302           734           475
                                                  --------      --------      --------      --------
     Food products total ....................        1,321         1,236         2,542         2,251
                                                  --------      --------      --------      --------
           Total ............................       23,552        17,795        38,127        31,486
                                                    ======        ======        ======        ======

THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

OVERVIEW

     Our net sales increased 15% in the second quarter of 2002 compared to the second quarter of 2001 due to increases in sales volumes in all of our segments, especially the 14% increase in our agribusiness segment. Our cost of goods sold increased 12%. Our gross profit increased 52% in the second quarter of 2002 compared to the second quarter of 2001. This increase was due to the increased gross profit in our agribusiness, fertilizer and wheat milling and bakery products segments. Our selling, general and administrative expenses (SG&A) increased 10% in the second quarter of 2002 compared to the second quarter of 2001. SG&A as a percentage of gross profit in the second quarter of 2002 decreased to 38% compared to 53% in the second quarter of 2001. Our income from operations increased 101% in the second quarter of 2002 compared to the second quarter of 2001. In our agribusiness segment, increased profitability was largely due to oilseed processing, which benefited from higher sales volumes and higher average gross profit margins for soybean products. The fertilizer segment began its seasonal upturn early, as farmers purchased retail fertilizer products earlier due to higher soybean futures prices and in anticipation that exchange rate volatility could further increase prices. The wheat milling and bakery products segment also continued to recover.

     The devaluations of the Brazilian REAL and the Argentine PESO during the second quarter of 2002 favorably affected our profitability, particularly in the agribusiness and fertilizer segments. The agribusiness segment sells most of its products in U.S. dollars into export markets, and the fertilizer segment sells products to Brazilian farmers at a REAL-based price that effectively is dollar-linked. This benefits gross profit margins as costs in both segments are based on local currency. In addition, currency devaluations in Brazil and Argentina result in unrealized gains relating to the change in the market value of our agribusiness segment's readily marketable inventories. The positive effects of the devaluations on gross profit more than offset the foreign exchange losses incurred on the dollar denominated monetary items.

     The variations in our net sales, gross profit and income from operations by segments are described in more detail below.

AGRIBUSINESS SEGMENT

     In our agribusiness segment, net sales increased 14% to $2,312 million in the second quarter of 2002 from $2,021 million in the second quarter of 2001 due to increases in sales volumes offset by a decrease in average selling prices. A 33% increase in sales volumes was primarily due to a large South American crop, increased demand for soy commodity products, continued growth in international marketing and the March 2002 acquisition of La Plata Cereal in Argentina. International marketing sales volumes increased 67% reflecting continued growth in its operations, particularly in sales to Europe.

     Gross profit increased 90% to $209 million in the second quarter of 2002 compared with $110 million in the second quarter of 2001 as strong global demand increased sales volumes and gross profit margins increased. Gross profit margins increased in grain origination and oilseed processing particularly in South America, which benefited from an early harvest and good crop quality, the acquisition of inventories at lower prices and the devaluation of the Brazilian REAL and the Argentine PESO. Included in gross profit in the second quarter of 2002 was a $19 million non-cash charge for collection of an Argentine tax receivable, reflecting that country's economic difficulties. The Argentine government is current on its payments and exports are flowing normally. Nevertheless, we continue to be prudent in the assessment of our ability to collect Argentine recoverable taxes.

     SG&A increased primarily due to the expansion of our business and the acquisition of La Plata Cereal. Income from operations in our agribusiness segment increased 146% to $155 million in the second quarter of 2002 from $63 million in the second quarter of 2001 due to the improvement in gross profit.

FERTILIZER SEGMENT

     In our fertilizer segment, net sales increased 34% to $329 million in the second quarter of 2002 from $245 million in the second quarter of 2001 primarily due to an increase in sales volumes partially offset by a decline in average selling prices. All business lines contributed to the 45% increase in sales volumes. Sales of retail fertilizer and raw material products began their seasonal pickup earlier than last year as farmers in Brazil began buying in the second quarter of 2002 for the new planting season because of higher soybean futures prices and concerns that continued exchange rate volatility of the Brazilian REAL could further increase prices. Animal nutrient sales benefited from a strong export market for Brazilian meat products, particularly poultry. The decline in average selling prices was due to high inventory levels and a competitive price environment due to low prices of imported fertilizer raw materials. We expect fertilizer demand to increase from last year, which we believe will resolve the current excess supply situation.

     Gross profit increased 28% to $60 million in the second quarter of 2002 from $47 million in the second quarter of 2001 as a result of the higher sales volumes partially offset by an increase in cost of goods sold. The increase in cost of goods sold was primarily due to higher sales volumes.

     SG&A increased primarily due to the higher sales volumes and additional provisions for doubtful accounts. Income from operations in our fertilizer segment increased 38% to $33 million in the second quarter of 2002 from $24 million in the second quarter of 2001. The increase was primarily due to higher gross profit.

EDIBLE OIL PRODUCTS SEGMENT

     In our edible oil products segment, net sales increased 11% to $246 million in the second quarter of 2002 from $222 million in the second quarter of 2001 primarily due to higher average selling prices, increases in sales volumes in South and North America and a change in product mix towards higher priced premium products, which were partially offset by the adverse effects of the REAL devaluation.

     Gross profit decreased 15% to $23 million in the second quarter of 2002 from $27 million in the second quarter of 2001 primarily due to higher raw material costs, principally for crude soybean oil.

     Income from operations was $2 million in the second quarter of 2002, equal to the second quarter of 2001. The decrease in gross profit was offset by a decline in SG&A as a result of cost reduction efforts and the effects of the REAL devaluation.

WHEAT MILLING AND BAKERY PRODUCTS SEGMENT

     In our wheat milling and bakery products segment, net sales increased 4% to $140 million in the second quarter of 2002 from $135 million in the second quarter of 2001 due to slightly higher average selling prices offset by a slight decline in sales volumes and the adverse effects of the REAL devaluation.

     Gross profit increased 13% to $17 million in the second quarter of 2002 from $15 million in the second quarter of 2001 as a result of a shift to a higher margin product mix.

     Income from operations increased 75% to $7 million in the second quarter of 2002 from $4 million in the second quarter of 2001 primarily due to a higher gross profit margin product mix and lower SG&A. SG&A decreased primarily due to the effects of the REAL devaluation.

OTHER SEGMENT (SOY INGREDIENTS AND CORN PRODUCTS)

     In our other segment, net sales increased 15% to $76 million in the second quarter of 2002 from $66 million in the second quarter of 2001. In our corn products business, a 26% increase in sales volumes was partially offset by a decline in average selling prices. The decrease in average selling prices was caused by a product mix shift to lower priced products and a decline in raw material costs. Also, a strike at one of the production facilities last year negatively affected net sales during this period in 2001. In our soy ingredients business, a 23% increase in sales volumes was partially offset by a decline in average selling prices caused largely by a shift in the product mix.

     Gross profit of $11 million in the second quarter of 2002 was unchanged from the second quarter of 2001. An increase in the gross profit of the corn products business was offset by a decline in gross profit in the soy ingredients business. The decline in the gross profit in the soy ingredients business was primarily due to an increase in raw material costs.

     Income from operations increased 100% to $8 million in the second quarter of 2002 from $4 million in the second quarter of 2001. Income from operations increased in the corn products businesses primarily due to higher gross profit and lower SG&A. Income from operations in the soy ingredients increased primarily due to lower SG&A.

NON-OPERATING INCOME (EXPENSE) - NET

     A summary of significant non-operating income (expense) - net for the periods indicated follows.

                                                                    THREE MONTHS ENDED
                                                                         JUNE 30,
                                                                    ------------------
                                                                      2002      2001
                                                                      ----      ----
                                                                     (US$ IN MILLIONS)
Interest income .................................................     $ 19      $ 31
Interest expense ................................................      (32)      (54)
Interest expense on debt financing readily marketable inventories       (8)      (10)
Foreign exchange ................................................      (79)      (28)
Other income ....................................................        3         2
                                                                      ----      ----
                  Total .........................................     $(97)     $(59)
                                                                      ====      ====

     Non-operating income (expense) - net increased 64% to $97 million in the second quarter of 2002 from $59 million in the second quarter of 2001 primarily due to a 182% increase in foreign exchange losses partially offset by a 43% decrease in net interest expense. The increase in exchange losses was primarily due to changes in exchange rates between the U.S. dollar and the Brazilian REAL. The REAL decreased in value relative to the U.S. dollar by 18% in the second quarter compared to 6% for the second quarter of 2001. The net income effect of the foreign exchange losses from the devaluation was more than offset by the positive effects of the devaluation on gross profit margins.

     Net interest expense and interest expense on debt financing readily marketable inventories declined due to lower average debt outstanding and lower average short-term interest rates.

INCOME TAX EXPENSE

     Income tax expense increased to $36 million in the second quarter of 2002 from $4 million in the second quarter of 2001 primarily due to an increase in taxable income. The increase in the effective income tax rate in the second quarter of 2002 from the second quarter of 2001 was primarily due to changes in the tax laws in Argentina in 2002 and reversals of deferred income tax valuation allowances in 2001.

MINORITY INTEREST

     Minority interest increased to an expense of $14 million in the second quarter of 2002 compared to $12 million in the second quarter of 2001 primarily due to increased earnings at our less than wholly owned subsidiaries.

NET INCOME

     Net income increased 117% to $50 million in the second quarter of 2002 from $23 million in the second quarter of 2001.

SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

     Our net sales increased 12% in the first six months of 2002 compared to the first six months of 2001 due to increases in net sales in all segments except our other segment, especially the 14% increase in our agribusiness segment. Our cost of goods sold increased 10%. Our gross profit increased 34% in the first six months of 2002 compared to the first six months of 2001, after excluding $13 million attributable to an extra month's profit from Fosfertil, which had been reporting its results one month in arrears. This increase in gross profit was primarily due to a 60% increase in gross profit in our agribusiness segment, but all other segments with the exception of edible oil products also contributed to the increase. Our SG&A increased 14% in the first six months of 2002 compared to the first six months of 2001 after excluding non-recurring credits in the first six months of 2001 and the extra month of results for Fosfertil in 2002. The first six months of 2001 benefited from $14 million of non-recurring credits related to the recovery of social health and welfare taxes paid by our Brazilian subsidiaries. Our income from operations increased 54% in the first six months of 2002 compared to the first six months of 2001. Income from operations in the first six months of 2002 included $11 million attributable to an extra month of income from operations from Fosfertil.

AGRIBUSINESS SEGMENT

     In our agribusiness segment, net sales increased 14% to $4,031 million in the first six months of 2002 from $3,786 million in the first six months of 2001 due to increases in volumes partially offset by a decrease in average selling prices. A 21% increase in volumes was primarily due to a strong South American crop, increased demand for soy commodity products, continued growth in our international marketing business and the March 2002 acquisition of La Plata Cereal.

     Gross profit increased 60% to $286 million in the first six months of 2002 compared with $179 million in the first six months of 2001 due to the effects of strong global demand on volumes. While gross profit increased in all three agribusiness business lines, the increase in agribusiness gross profit was principally due to an increase in grain origination and oilseed processing gross profit in South America, which benefited from the devaluation of the Brazilian REAL and Argentine PESO, an early harvest and good crop quality in Brazil. Gross profit margins were also higher in the U.S. oilseed processing business. Included in gross profit in the first six months of 2002 was a $28 million non-cash charge for collection of a tax receivable from the Argentine government, reflecting that country's economic difficulties.

     Income from operations in our agribusiness segment increased 90% to $186 million in the first six months of 2002 from $98 million in the first six months of 2001 to the improvement in gross profit. SG&A increased primarily due to the expansion of our business, the acquisition of La Plata Cereal and additional provisions for doubtful accounts.

FERTILIZER SEGMENT

     In our fertilizer segment, net sales increased 11% to $586 million in the first six months of 2002 from $528 million in the first six months of 2001 primarily due to an increase in sales volumes partially offset by a decrease in average selling prices. The 31% increase in volumes was a result of a large second crop in Brazil, which increased demand for retail and raw material products, and a strong export market for Brazilian meat products, which increased demand for animal nutrients, and an extra month of results for Fosfertil. The second crop occurs between the major crop production seasons in Brazil. In addition, sales of retail fertilizer and raw material products began their seasonal pickup earlier than last year as farmers in Brazil began buying in the second quarter of 2002 for the new planting season because of higher soybean futures prices and concerns that continued devaluation of the Brazilian REAL could further increase prices. The decline in average selling prices was due to high inventory levels and a competitive price environment due to low prices of imported raw materials.

     Gross profit increased 34% to $114 million in the first six months of 2002 from $85 million in the first six months of 2001 as a result of the higher sales volumes partially offset by an increase in cost of goods sold. The increase in cost of goods sold was primarily due to higher sales volumes. In addition, gross profit benefited from $13 million attributable to an extra month's profit from Fosfertil which had been reporting its results one month in arrears.

     SG&A increased primarily due to the increase in sales volumes, additional provisions for doubtful accounts and the inclusion of an extra month's results of Fosfertil in 2002. In addition, 2001 included an $8 million non-recurring credit relating to Brazilian health and welfare taxes. Income from operations in our fertilizer segment increased 24% to $62 million in the first six months of 2002 from $50 million in the first six months of 2001 primarily due to the improvement in gross profit.

EDIBLE OIL PRODUCTS SEGMENT

     In our edible oil products segment, net sales increased 9% to $478 million in the first six months of 2002 from $439 million in the first six months of 2001 primarily due to higher average selling prices and a change in product mix towards higher priced premium products, which were partially offset by the adverse effects of the REAL devaluation.

     Gross profit decreased 7% to $50 million in the first six months of 2002 from $54 million in the first six months of 2001 primarily due to higher raw material costs, principally crude soybean oil.

     SG&A decreased slightly in the first six months of 2002 from the first six months of 2001. Income from operations decreased 27% to $8 million in the first six months of 2002 from $11 million in first six months of 2001, which was increased by $2 million of non-recurring credits relating to Brazilian health and welfare taxes.

WHEAT MILLING AND BAKERY PRODUCTS SEGMENT

     In our wheat milling and bakery products segment, net sales increased 6% to $272 million in the first six months of 2002 from $257 million in the same six months of 2001 due to a 2% increase in sales volumes and higher average selling prices. The increase in average selling prices was largely due to a supply shortage in Brazil as competitors in financial difficulty lowered production, as well as a change in the product mix to higher priced products.

     Gross profit increased 18% to $33 million in the first six months of 2002 from $28 million in the first six months of 2001 as a result of higher average selling prices and higher margin product mix.

     SG&A was unchanged in the first half of 2002 from the first six months of 2001. Income from operations increased 83% to $11 million in the first six months of 2002 from $6 million in the first six months of 2001, which was increased by $2 million of non-recurring credits relating to Brazilian health and welfare taxes. Income from operations benefited from lower raw material costs, improvements in efficiency and cost reduction efforts.

OTHER SEGMENT (SOY INGREDIENTS AND CORN PRODUCTS)

     In our other segment, net sales decreased 1% to $150 million in the first six months of 2002 from $151 million in the first six months of 2001 due to a decline in average selling prices in corn products and soy ingredients offset by an increase in sales volumes in our corn products business. In our corn products business, a 63% increase in volumes was partially offset by a decline in average selling prices. Average selling prices declined because of a product mix shift to lower priced products and a decline in raw material costs. Also, a strike at one of the production facilities in our corn products business negatively affected sales during this period in 2001. In our soy ingredients business, sales volumes declined slightly.

     Gross profit increased 5% to $21 million in the first six months of 2002 from $20 million in the first six months of 2001 due to decreases in cost of goods sold caused by a decline in raw material costs resulting from a shift in the product sales mix and lower costs for raw materials in the corn products business. Income from operations increased 30% to $13 million in the first six months of 2002 compared with $10 million in the first six months of 2001 due to the increase in gross profit and decline in SG&A.

NON-OPERATING INCOME (EXPENSE) - NET

     A summary of significant non-operating income (expense) - net for the periods indicated follows.

                                                                        SIX MONTHS
                                                                       ENDED JUNE 30,
                                                                      ----------------
                                                                       2002      2001
                                                                      ----------------
                                                                      (US$ IN MILLIONS)
Interest income .................................................     $  52      $  72
Interest expense ................................................       (70)      (116)
Interest expense on debt financing readily marketable inventories       (12)       (21)
Foreign exchange ................................................       (84)       (71)
Other income ....................................................         8          4
                                                                      ----------------
                  Total .........................................     $(106)     $(132)
                                                                      ================

     Non-operating income (expense) - net decreased 20% to $106 million in the first six months of 2002 from $132 million in the first six months of 2001 primarily due to a 59% decrease in net interest expense partially offset by an 18% increase in foreign exchange losses. The increase in the exchange losses was primarily due to changes in exchange rates between the U.S. dollar and the Brazilian REAL. The REAL decreased in value relative to the U.S. dollar by 18% in the first six months of 2002 compared to 15% for the same period in 2001. Net interest expense and interest expense on debt financing readily marketable inventories declined due to lower average debt outstanding and lower average short-term interest rates.

INCOME TAX EXPENSE

     Income tax expense increased to $39 million in the first six months of 2002 from $4 million in the first six months of 2001 primarily due to an increase in taxable income. Our effective tax rate was reduced by a $12 million tax credit relating to the refund of prior years' U.S. foreign sales corporation benefits and a $6 million decrease in the deferred tax asset valuation allowance resulting from changes in the realization of certain net operating loss carry-forwards. As a result of these tax benefits, our effective tax rate for the first six months of 2002 was reduced from our estimated annual effective tax rate.

MINORITY INTEREST

     Minority interest increased to an expense of $34 million in the first six months of 2002 compared to $17 million in the first six months of 2001 primarily due to increased earnings at our less than wholly owned subsidiaries.

NET INCOME

     Net income increased 148% to $72 million in the first six months of 2002 from $29 million in the first six months of 2001.

     Net income in the first six months of 2002 was decreased by a $14 million loss from the cumulative effect of change in accounting principle related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. As a result of the adoption of SFAS No. 142 and our completion of a transitional impairment test, we recorded $14 million for goodwill impairment losses related mainly to goodwill in the bakery mixes business line of our wheat milling and bakery products segment.

     Net income in the first six months of 2001 was positively affected by a $7 million cumulative effect of a change in accounting principle related to the adoption of SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. As a result of the adoption, commencing in 2001, we began recording unrealized gains and losses on previously unrecognized forward and sales contracts as a component of cost of goods sold over the term of these contracts rather than on the delivery date for the underlying commodity. In addition, we recorded a $3 million gain on the disposal of our consumer bread products division in Brazil, which we sold to a third party in March 2001 for $58 million.

     In February 2002, we restructured our corporate organization in Brazil which generated an increase in ownership. We paid $105 million in cash to increase our interest in Bunge Alimentos and Bunge Fertilizantes to 83%. For the first six months of 2002, net income was $11 million higher than it would have been if the transaction had not taken place.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF LIQUIDITY AND CAPITAL

     Our primary financing objective is to maintain a conservative balance sheet that provides flexibility to pursue our growth objectives. We use a combination of equity and debt to finance non-current assets and working capital needs.

     To finance working capital, we use cash flows generated from operations and short-term (usually 30-60 days maturity) borrowings, including our commercial paper facility and various short-term credit lines. At June 30, 2002, we had $859 million outstanding under our commercial paper program. In order to reduce our reliance on short-term borrowings, on July 11, 2002, we amended our commercial paper facility to reduce the maximum borrowings allowed under that facility from $930 million to $600 million. Our intent is to replace the reduced borrowing capacity under the commercial paper program with long-term debt. We maintain back-up bank credit lines at least equal to our outstanding commercial paper borrowings. On July 11, 2002, we amended our back-up credit lines so that $360 million has a 364-day term and $240 million has a three-year term. We have never used these back-up lines. If we were unable to access the commercial paper market, we would use our back-up bank lines of credit, which would be at a higher cost than our commercial paper.

     We also have a $420 million three-year revolving senior credit facility, which was increased to $460 million in August 2002 and of which $100 million was outstanding at June 30, 2002, a $67 million two-year senior credit facility of which $0 was outstanding at June 30, 2002 and a $50 million three-year senior credit facility of which $50 million was outstanding at June 30, 2002. Total long-term debt at the Bunge corporate level at June 30, 2002 was $315 million.

     At our subsidiary level, we have various other long-term debt facilities at fixed and variable interest rates denominated in both U.S. dollars and Brazilian reais, most of which mature between 2002 and 2006. At June 30, 2002, we had $601 million outstanding under these long-term credit facilities. Of this amount, at June 30, 2002, $309 million was secured by certain land, property, equipment and export commodity contracts, as well as shares of the capital stock of Bunge Fertilizantes, Fosfertil and Ultrafertil having a net carrying value of $516 million. We repaid $56 million of the secured debt in the second quarter of 2002.

     Our long-term debt agreements, commercial paper program and senior credit facilities require us to comply with specified financial covenants related to minimum net worth and working capital and a maximum long-term debt to net worth ratio. We were in compliance with these covenants as of June 30, 2002.

     On July 25, 2002, Standard & Poor's assigned a BBB corporate credit rating to Bunge. On July 24, 2002, Fitch Ratings placed the rating of our senior unsecured notes, which are rated BBB, on "Rating Watch Negative" in response to our announcement of the proposed Cereol acquisition. According to the announcement, the "Rating Watch Negative" reflects an anticipated decline in our credit protection measures in the near term as a result of the acquisition and uncertainties about the integration process. On August 6, 2002, Moody's Investors Services assigned a Baa3 to our $107 million three-year trust certificates and $18 million five-year trust certificates. Standard & Poor's, Fitch and Moody's have indicated that, based on current information, they do not expect Bunge to be rated below investment grade subsequent to the acquisition.

     On April 29, 2002, we entered into $800 million of senior credit facilities, of which $0 was outstanding at June 30, 2002. Bunge intends to use the credit facilities, as needed, for backup liquidity purposes in connection with its proposed acquisition of Cereol, to finance working capital needs and for general corporate purposes. The interest rates on borrowings under the credit facilities will be variable and based on market factors. The aggregate amount of borrowings available under the credit facilities will be reduced to the extent that Bunge issues or incurs additional long-term debt during the term of the credit facilities. See "Proposed Acquisition of Cereol" below.

     On August 7, 2002, we entered into a foreign currency forward contract with a notional value of 200 million euros maturing on January 15, 2003. This contract represents an economic hedge against our commitment to acquire Cereol. The fair value of the contract and related unrealized gains and losses reflecting fair value adjustments will be recognized in the consolidated balance sheets and statements of income.

     In anticipation of incurring additional debt, on June 25, 2002, we entered into a treasury rate lock contract with a notional value of $200 million at a 10-year forward treasury yield of 4.99%, which matures on August 30, 2002, to hedge some of the interest rate variability to changes in the U.S. Treasury rate. We accounted for this derivative contract as a cash flow hedge. When this derivative contract is settled, the recorded gain or loss associated with it included in other comprehensive income (loss) will be reclassified to earnings over the term of the debt.

     We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt. However, a downgrade in our credit rating could adversely affect our ability to renew existing, or to obtain access to new, credit facilities in the future and would increase the cost of such facilities to us.

     We have guaranteed the payment of the long-term loans of a joint venture in Argentina. As of June 30, 2002, the guarantee totaled $26 million.

     In March 2002, we sold 16,093,633 common shares in a public offering, which resulted in net proceeds of $292 million, after underwriting discounts, commissions and expenses. We used net proceeds of $105 million to buy back shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries, and the remainder to reduce indebtedness under our commercial paper program.

     Cash and cash equivalents were $289 million at June 30, 2002 and $199 million at December 31, 2001. Included in our inventories were readily marketable commodities inventories of $1,423 million at June 30, 2002 and $764 million at December 31, 2001. These agricultural commodities, which are financed with debt, are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. The increase in readily marketable inventories was primarily due to the acquisition of crops from the South American harvest that occurs in the first half of the year. Our current ratio, defined as current assets divided by current liabilities, was 1.38 at June 30, 2002 and 1.40 at December 31, 2001. Due to our cash levels and the liquidity of our agricultural commodities inventories, we believe we have sufficient working capital to satisfy our present business needs.

     Shareholders' equity increased to $1,436 million at June 30, 2002 from $1,376 million at December 31, 2001 as a result of net proceeds of $292 million from our sale of common shares and $72 million of net income for the first six months of 2002. Offsetting these increases were foreign exchange translation adjustments of $283 million primarily generated by our Brazilian and Argentine subsidiaries and dividends paid of $17 million.

OFF-BALANCE SHEET FINANCINGS

     Other than sale-leaseback transactions and an accounts receivable securitization program, we do not have any off-balance sheet financings. In July 2002, we entered into an agreement with a financial institution that allows us to sell on an on-going basis, without recourse, an undivided interest of up to $100 million in certain trade accounts receivable. On July 25, 2002, we sold $90 million under this agreement.

     We have no majority-owned subsidiaries that are not included in our financial statements, nor do we have any interests in or relationships with any special purpose entities that are not reflected in our financial statements.

CASH FLOWS

     In the first six months of 2002, we generated cash of $90 million, which was the net affect of cash flows from operating, investing and financing activities, compared to the first six months of 2001, when we used cash of $192 million.

     Our operating activities used cash of $25 million in the first six months of 2002, a substantial decrease from the $247 million used in the same period last year. We purchase the bulk of our South American inventories during the crop harvest which occurs during the second quarter. As a result, changes in our inventory balances between December 31, 2001 and June 30, 2002 were significant. During the first six months of 2002, our cash flows from operations were sufficient to purchase the inventories. Cash flow from operating activities before working capital changes increased to $308 million for the first six months of 2002 from $113 million in the first six months of last year primarily due to increased net income. We continue to focus on effectively managing our working capital. Cash flow from operating activities before working capital changes is one of our major sources of liquidity.

     Cash used in investing activities increased to $157 million for the first six months of 2002 from $107 million in the first six months of last year. Investing activities consist primarily of additions to property, plant and equipment under our normal capital expenditure plan and payments for business acquisitions. Payments for business acquisitions were significantly higher in the first six months of this year primarily due to the acquisition of shares held by minority shareholders in connection with the corporate restructuring of our Brazilian subsidiaries. In the first six months of last year, we received proceeds from the sale of our baked goods division.

     Cash provided by financing activities increased to $298 million in the first six months of 2002 from $222 million in the first six months of last year. In the first quarter of 2002, we sold common shares for net proceeds of $292 million. As part of our continuing strategy of centralizing our financing activities at the parent company level, we paid down $135 million of long-term variable rate revolving loans at one of our subsidiaries and partially replaced it with parent company borrowings. We also paid the last installment of $56 million on a 9.25% note collateralized by our commodity exports. In addition, we borrowed $150 million under our three-year credit facilities. Dividends paid during the first six months of 2002 were $17 million.

PROPOSED ACQUISITION OF CEREOL

     On July 21, 2002, we entered into a stock purchase agreement with Edison S.p.A., a European conglomerate involved in energy, telecommunications and other ventures, to acquire its 54.69% interest in Cereol S.A., a leading oilseed processor in Europe and North America and a leading producer of edible oils and processed protein products worldwide. Pursuant to the agreement, we will acquire Edison's 14,037,220 shares of Cereol for [EURO]32 per share, or approximately [EURO]449.2 million in cash. In addition, under the agreement, we will be required to pay up to an additional [EURO]3 per share, or approximately [EURO]42.1 million, if a pending arbitration is resolved in favor of Cereol. After consummation of the acquisition, in accordance with French law, we will commence an offer to purchase the 11,632,780 outstanding shares of Cereol that are publicly traded on the Euronext market, at a price of [EURO]32 per share, or approximately [EURO]
372.2 million plus the potential adjustment of up to an additional [EURO]3 per share. We have also agreed to pay [EURO]14 million to Edison in exchange for a non-compete agreement.

     Upon closing of the acquisition, we will assume Cereol's outstanding debt, and we will refinance approximately $500 million of the debt in accordance with the change in control provisions in the related financing documents.

     We expect to consummate the acquisition in 2002; however, the acquisition is subject to several conditions, including the approval of antitrust authorities in the European Union and several other jurisdictions where we and/or Cereol do business. On August 8, 2002, we were notified by the U.S. antitrust authorities that we have received an early termination of the waiting period under the Hart-Scott-Rodino Act with respect to the proposed acquisition. If the remaining antitrust approval is not obtained within a specified time period of the signing of the stock purchase agreement, we will be required to pay Edison a break-up fee of [EURO]14.8 million, which will be credited against the aggregate purchase price of Cereol if antitrust approval is subsequently obtained prior to a specified date. We intend to finance the proposed acquisition with available cash and borrowings under our credit facilities.

RECENT DEVELOPMENTS

ARGENTINA

     During late December 2001, the Argentine government suspended foreign currency trading. In January 2002, the government abandoned the fixed peso-dollar exchange rate and created a dual exchange rate system, which was subsequently abandoned in February 2002. Between February 11, 2002, when the Argentine markets reopened, and August 12, 2002, the exchange rate has fluctuated between 1.92 and 3.59 pesos to the U.S. dollar. Our Argentine subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and we record the resulting foreign exchange translation adjustments into our consolidated balance sheets as a component of accumulated other comprehensive income (loss). Included in our other comprehensive income (loss) for the first six months of 2002 were foreign exchange translation losses of $82 million related to changes in the value of our Argentine net assets. We minimized the effect on our net income for the first six months of 2002 from the decline in value of the Argentine PESO relative to the U.S. dollar of 57%, through a long position in U.S. dollars, including U.S. dollar denominated inventories.

     As a result of the Argentine economic crisis, in the first six months of 2002, we recorded a $28 million provision against recoverable taxes from the Argentine government.

     In March 2002, the Argentine government announced the imposition of export tariffs on manufactured agricultural and industrial goods, including soy meal and oil, and in April 2002, increased these tariffs. As a result of these increases, export tariffs are 23.5% on raw grains and 20% on manufactured agricultural and industrial goods. We do not expect our 2002 financial results to be adversely affected by these tariffs.

     Argentina has experienced recent political unrest, in large part due to negative economic conditions. This political uncertainty could lead to changes in the Argentine government, including the presidency, which could further undermine investor confidence and produce additional policy changes.

     A highly inflationary economy is one whose cumulative inflation over a three-year period is 100% or more. Based on recent inflationary trends, it is possible Argentina's three year cumulative inflation rate could exceed 100% in the near future. If Argentina becomes classified as a highly inflationary economy, we will be required to change the functional currency of our Argentine subsidiaries to the U.S. dollar from the PESO in accordance with U.S. GAAP.

    If we change the functional currency of our Argentine subsidiaries to the U.S. dollar our financial statements would be affected prospectively in several ways. We would:

          o    translate depreciation expenses at historical exchange rates on the dates that the assets were placed in service;
          o    generate foreign exchange translation gains or losses on
               PESO-denominated monetary assets and liabilities;
          o record non-monetary items, such as inventories, prepaid expenses and fixed assets, at the exchange rates on the dates that the transactions were consummated; and
          o cease recording foreign exchange translation adjustments to other comprehensive income (loss).

     We use permanently invested intercompany loans as a source of capital to reduce the exposure to foreign currency fluctuations in our foreign subsidiaries. These loans are treated analogous to equity for accounting purposes. Therefore, the foreign exchange gains or losses on these intercompany loans are recorded in other comprehensive income (loss). If we change the functional currency of our Argentine subsidiaries, we would no longer record foreign exchange gains or losses or these intercompany loans.

     It is uncertain if and when Argentina will be classified as a highly inflationary economy. Because of this uncertainty we are unable to determine what effect a change in the functional currency of our Argentine subsidiaries to the U.S. dollar would have on our financial position, results of operations or cash flows.

BRAZIL

     The Brazilian government has often changed its economic policy, sometimes drastically, in response to negative economic conditions. Past government actions have included the devaluation of the REAL and the imposition of exchange, wage and price controls. In early 1999, the Brazilian government allowed the real to float freely, resulting in 58% devaluation against the U.S. dollar from January 14, 1999 through June 30, 2002. These and prior devaluations have had a negative effect on our real-denominated revenues and on the value of our Brazilian assets.

A sudden decrease in the value of the real, as a result of political changes or otherwise, could negatively affect our results of operations. The functional currency of our Brazilian subsidiaries is the REAL. Between January 1, 2002 and June 30, 2002, the exchange rate has fluctuated between
2.32 and 2.86 REAIS to the U.S. dollar, representing 18% devaluation. Our Brazilian subsidiaries' assets and liabilities are translated into U.S. dollars from local currency at month-end exchange rates, and the resulting foreign exchange translation adjustments are recorded in the consolidated balance sheets as a component of accumulated other comprehensive income
(loss). Accordingly, included in other comprehensive loss for the three and six months ended June 30, 2002, is a foreign exchange translation loss of $226 million, representing the loss from the translation of our Brazilian assets and liabilities.

     We minimized the effect of the decline in the value of the Brazilian real relative to the U.S. dollar on our net income through the use of intercompany loans that are deemed to be permanently invested and by hedging U.S. dollar net monetary assets and liabilities. In addition, our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to the currency exposure. Our Brazilian fertilizer division has also historically been able to link our sales prices to those of dollar-linked imported raw material costs, thereby minimizing the effect of exchange rate fluctuations. However, our food products division's net sales in Brazil, which comprised approximately 9% of our total net sales in the six months ended June 30, 2002 and 2001, were denominated in Brazilian reais.


     Brazilian presidential elections are scheduled to occur in October 2002. The recent volatility of the real and the Brazilian capital markets is primarily due to uncertainties surrounding the upcoming election. We cannot assure you that the new government will not implement policy changes that could adversely affect our Brazilian operations.

DIVIDENDS

     On July 29, 2002, we announced that our Board of Directors had declared a regular quarterly cash dividend of $.095 per share. The dividend is payable on August 30, 2002 to shareholders of record on August 15, 2002.

CRITICAL ACCOUNTING POLICIES

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with U.S. GAAP and include the assets, liabilities, revenues and expenses of all majority owned subsidiaries over which we exercise control and for which control is other than temporary. For a complete discussion of our accounting policies, see our Annual Report on Form 20-F filed with the Securities and Exchange Commission.

     Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and the results of operations and require management to exercise significant judgments.

     The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We periodically review our estimates and assumptions including, but not limited to, allowances for doubtful accounts, inventories, allowances for recoverable taxes, restructuring charges, useful lives of property, plant and equipment and intangible assets with definite lives, impairment of goodwill, contingent liabilities, income tax valuation allowances, pension plans and the fair value of financial instruments. Actual results may differ from the estimates and assumptions used in preparing our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. This statement addresses financial accounting and reporting for costs associated with the exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING). This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We are in the process of assessing whether the adoption of SFAS No. 146 will have an impact on its financial position, results of operations or cash flows.

     In April 2002, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. This statement clarifies guidance related to the reporting of gains and losses from extinguishments of debt and resolves inconsistencies related to the required accounting treatment of certain lease modifications. The provisions of this statement relating to the extinguishment of debt become effective for financial statements issued for fiscal years beginning after May 15, 2002. The provisions relating to lease modification are effective for transactions occurring after May 15, 2002. We do not expect that adoption of SFAS No. 145 will have a material effect on our financial position, results of operations or cash flows.

     In August 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS effective January 1, 2003 and SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS effective January 1, 2002. SFAS No. 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. It addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, and expands current reporting for discontinued operations to include disposals of a "component" of an entity that has been disposed of or is classified as held for sale. Bunge is currently assessing the impact of adopting SFAS No. 143. Bunge has determined that SFAS No. 144 has had no impact on its consolidated financial statements upon its adoption on January 1, 2002.

     In July 2001, the FASB issued SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 supercedes APB Opinion No. 17, INTANGIBLE ASSETS and changed the accounting for goodwill and other intangible assets acquired individually or with a group of other assets, and those acquired in a business combination, by eliminating the amortization of goodwill and other intangible assets with indefinite lives. SFAS No. 142 requires goodwill and other intangible assets be tested at least annually for impairment. Separable other intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of SFAS No. 142 apply immediately to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired before June 30, 2001, SFAS No. 142 requires companies to complete, within six months from their adoption of SFAS No. 142, a transitional goodwill impairment test.

     As a result of our adoption of SFAS No. 142 and subsequent completion of a transitional impairment test, we recorded a charge of $14 million goodwill impairment loss related mainly to goodwill in the bakery mixes business line of our wheat milling and bakery products segment. We recorded these impairment losses as a cumulative effect of a change in accounting principle in our consolidated statement of income for the six months ended June 30, 2002. Goodwill amortization expense was $2 million and $4 million for the three and six months ended June 30, 2001, respectively.

                    QUANTITATIVE AND QUALITATIVE DISCLOSURES

                                ABOUT MARKET RISK

COMMODITIES RISK

     We operate in many areas of the food industry from agricultural raw materials to production and sale of branded food products. As a result, we use and produce various materials, many of which are agricultural commodities, including soybeans, soybean oil, soybean meal, wheat and corn. Agricultural commodities are subject to price fluctuations due to a number of unpredictable factors that may create price risk. We enter into various derivative contracts, primarily exchange traded futures and options, with the objective of managing our exposure to adverse price movements in the agricultural commodities used for our business operations. We have established policies that limit the amount of unhedged fixed price agricultural commodity positions permissible for our operating companies, which are a combination of quantity and value at risk limits. We measure and review our sensitivity to our net commodities position on a daily basis.

     We use a sensitivity analysis to estimate our daily exposure to market risk on our agricultural commodity position. The daily net agricultural commodity position consists of inventory, related purchase and sale contracts, and exchange-traded contracts, including those used to hedge portions of our production requirements. The fair value of that position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted average futures prices for the period. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in prices. The results of this analysis, which may differ from actual results, are as follows:

                                             SIX MONTHS ENDED                      YEAR ENDED
                                               JUNE 30, 2002                    DECEMBER 31, 2001
                                      ---------------------------------  ---------------------------------
(US$ IN MILLIONS)                       FAIR VALUE       MARKET RISK       FAIR VALUE       MARKET RISK
                                      ---------------  ----------------  ---------------  ----------------
Highest long position.............         $174              $17              $209              $21
Highest short position............           87                9                77                8
Average (short) long position.....         $(22)             $(2)             $138              $14

     The change in fair value of the average daily position in the six months ended June 30, 2002 from the year ended December 31, 2001 was principally a result of a change in our daily net agricultural commodities position combined with a decline in prices in the six months ended June 30, 2002 from higher price levels during 2001 resulting from lower demand from China and larger South American crops.

CURRENCY RISK

     Our global operations require active participation in foreign exchange markets. To reduce the risk of foreign exchange rate fluctuations, we follow a policy of hedging net monetary assets and liabilities denominated in currencies other than the functional currencies applicable to each of our various subsidiaries. Our primary exposure is related to our businesses located in Brazil and Argentina and to a lesser extent, Europe, the Middle East and Asia. To minimize the adverse impact of currency movements, we enter into foreign exchange swap and purchased option contracts to hedge currency exposures.

     When determining our exposure, we exclude intercompany loans that are deemed to be permanently invested. Permanently invested intercompany loans will not be repaid and therefore are treated as analogous to equity for accounting purposes. As a result, the foreign exchange gains and losses on these borrowings are excluded from the determination of net income and recorded as a component of accumulated other comprehensive income (loss). The balance of permanently invested intercompany borrowings was $699 million as of June 30, 2002 and $595 million as of December 31, 2001. Included in other comprehensive income (loss) are exchange losses related to permanently invested intercompany loans of $166 million in the six months ended June 30, 2002 and $112 million in the year ended December 31, 2001.

     For risk management purposes and to determine the overall level of hedging required, we further reduce the foreign exchange exposure determined above by the value of our agricultural commodities inventories. Our agricultural commodities inventories, because of their international pricing in U.S. dollars, provide a natural hedge to our currency exposure.

     Our net currency position, including cross-currency swaps and currency options, and our market risk, which is the potential loss from an adverse 10% change in foreign currency exchange rates, is set forth in the following table. In addition, we have provided an analysis of our foreign currency exposure after reducing the exposure for our agricultural commodities inventory. Actual results may differ from the information set forth below.

                                                                                                     AS OF      AS OF
                                                                                                    JUNE 30,  DECEMBER 31,
(US$ IN MILLIONS)                                                                                     2002       2001
                                                                                                      -----      -----
BRAZILIAN OPERATIONS:
Net currency short position, from financial instruments, including derivatives ..................     $(812)     $(511)
Market risk .....................................................................................       (81)       (51)

Agricultural commodities inventories ............................................................       774        401
Net currency short position, less agricultural commodities inventories ..........................       (38)      (110)
Market risk .....................................................................................     $  (4)     $ (11)

ARGENTINE OPERATIONS:
Net currency long (short) position, from financial instruments, including
derivatives .....................................................................................     $  73      $ (48)
Market risk .....................................................................................         7         (5)

Agricultural commodities inventories ............................................................        35         93
Net currency long position, less agricultural commodities inventories ...........................       108         45
Market risk .....................................................................................     $  11      $   5

     The change in our Brazilian net currency position as of June 30, 2002 from December 31, 2001 was due to our continuing efforts to minimize our foreign exchange exposures, including the increase in our permanently invested intercompany loans. The change in our Argentine net currency position as of June 30, 2002 from December 31, 2001 was due to the increase in our permanently invested intercompany loans as well as having a long position in U.S. dollars.


     On August 7, 2002, we entered into a foreign currency forward contract with a notional value of 200 million euros maturing on January 15, 2003. This contract represents an economic hedge against our commitment to acquire Cereol. The fair value of the contract and related unrealized gains and losses reflecting fair value adjustments will be recognized in the consolidated balance sheets and statements of income.

INTEREST RATE RISK

     In anticipation of incurring additional debt, on June 25, 2002 we entered into a treasury rate lock contract with a notional value of $200 million at a ten-year forward treasury yield of 4.99%, which matures on August 30, 2002, to hedge some of the interest rate variability to changes in the U.S. Treasury rate. We accounted for this derivative contract as a cash flow hedge. When this derivative contract is settled, the recorded gain or loss associated with it included in other comprehensive income (loss) will be reclassified to earnings over the term of the debt.

     Except for the aforementioned, there have been no significant changes in our interest rate market risk since December 31, 2001.

                                OTHER INFORMATION

COMPLIANCE WITH EXCHANGE ACT REPORTING REQUIREMENTS

     We have filed timely our Form 20-F and all other reports required to be filed by us pursuant to the Securities Exchange Act of 1934.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               BUNGE LIMITED


Date: August 14, 2002                          By:  /s/ WILLIAM M. WELLS
                                                    --------------------
                                                    William M. Wells
                                                    Chief Financial Officer


                                                    /s/ THEODORE P. FOX, III
                                                    ------------------------
                                                    Theodore P. Fox, III
                                                    Controller and Principal
                                                      Accounting Officer